Exhibit 99.1

Silence Therapeutics Appoints Dr. Marie Wikström Lindholm to its

Executive Leadership Team

–	Dr. Lindholm’s appointment reflects the Company’s commitment to maximise the siRNA opportunity

2 November 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces that Marie Wikström Lindholm, PhD, previously VP Head of Technology Innovation, has been appointed Senior Vice President, Molecular Design and member of the Silence Executive Leadership Team, effective immediately. Dr. Lindholm will continue reporting to Silence’s Head of R&D and Chief Medical Officer, Dr. Giles Campion.

Dr. Lindholm joined Silence in December 2017 and has been responsible for building and leading a skilled team at Silence focusing on fine-tuning the design of Silence’s proprietary GalNAc-conjugated siRNA technology and exploring siRNA delivery outside the hepatocyte (liver cell).

Dr. Lindholm has more than 13 years’ experience with oligonucleotide therapeutics, starting with Santaris Pharma A/S, Denmark, working on locked nucleic acid (LNA) oligonucleotide drug discovery from molecule design through in vitro screening, in vivo activity and metabolism studies, and finally a role as lipid metabolism expert. When Santaris was acquired by Roche in 2014, Dr. Lindholm was appointed Expert Scientist in Discovery Technology and Head of Targeted Delivery of oligonucleotide conjugates. She was also scientific coordinator for the LNA work in two large EU-funded FP7 programs (AtheroBCell and AtheroFlux).

Before the transition to industry, Dr. Lindholm had an international academic career in experimental cardiovascular research starting with a PhD from Uppsala University. She has authored over 60 patents and peer-reviewed scientific publications, many in the fields of oligonucleotide drug design, safety, and function.

Mark Rothera, President and Chief Executive Officer of Silence Therapeutics, said: “Marie’s appointment to Silence’s Executive Leadership Team reflects our commitment to further building our partnered and internal GalNAc-siRNA pipeline. Marie brings a wealth of experience working with oligonucleotide therapeutics and she will also be instrumental in our efforts to expand our siRNA delivery capabilities outside the liver. We congratulate Marie on her new role and look forward to her insights and leadership.”

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
U.S. IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500, a C3 targeting programme, in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the Company’s clinical and commercial prospects. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.